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MILBANK, TWEED, HADLEY & McCLOY LLP
1 CHASE MANHATTAN PLAZA
NEW YORK, NY 10005-1413

212-530-5000
FAX: 212-530-5219

E-Mail Transmission

To:	Brigitte Lippmann, Securities and Exchange Commission Ernest Greene, Securities and Exchange Commission
From:	Douglas A. Tanner
Date:	November 13, 2006

Message:

Ernest Greene requested some additional information on the effects of the changes in assumptions on the valuation of the share sales and option grants that AerCap agreed to in response to the Staff's comments. Attached is a file that has information with respect to the six months ended June 30, 2006 and the nine months ended September 30, 2006 tables from the unaudited financial statements prepared on a basis of the prior probability weighted basis and the simple discount basis that AerCap determined to use in the Registration Statement disclosure. If this is unclear for any reason please let me know. We appreciate your continued cooperation.

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Milbank Douglas A. Tanner Global Securities 1 Chase Manhattan Plaza New York, NY 10005-1413 T: 212-530-5505 F:212-822-5505 dtanner@milbank.com

Nine Months Ended September 30, 2006—IPO Valuation

		Current Percentage Indirect Equity Interest(A)
					Expense Recognized in Current Fiscal Year
				Valuation for Expense Recognition
	Grant Date	Shares	Options
Prior year Issuances	December 29, 2005	6.61%	2.60%	$10,195
AT Executives Issuance	April 26, 2006	6.38%		$78,465	$10,479
Senior Management Issuance	August 21/September 5, 2006		1.66%	$17,818
Independent Director Issuance	September 5, 2006		0.43%	$4,514	$4,514

Total		12.99%	4.70%	$110,992	$14,993

(A)—On a fully-diluted basis

Nine Months Ended September 30, 2006—Probability-weighted Valuation

		Current Percentage Indirect Equity Interest(A)
					Expense Recognized in Current Fiscal Year
				Valuation for Expense Recognition
	Grant Date	Shares	Options
Prior year Issuances	December 29, 2005	6.61%	2.60%	$10,195
AT Executives Issuance	April 26, 2006	6.38%		$44,946	$5,715
Senior Management Issuance	August 21/September 5, 2006		1.66%	$15,794
Independent Director Issuance	September 5, 2006		0.43%	$3,990	$3,990

Total		12.99%	4.70%	$74,925	$9,705

(A)—On a fully-diluted basis

Six Months Ended June 30, 2006—IPO Valuation

		Current Percentage Indirect Equity Interest(A)
					Expense Recognized in Current Fiscal Year
				Valuation for Expense Recognition
	Grant Date	Shares	Options
Prior year Issuances	December 29, 2005	6.61%	2.60%	$10,195
AT Executives Issuance	April 26, 2006	6.38%		$78,465	$4,222

Total		12.99%	2.60%	$88,660	$4,222

(A)—On a fully-diluted basis

Six Months Ended June 30, 2006—Probability-weighted Valuation

		Current Percentage Indirect Equity Interest(A)
					Expense Recognized in Current Fiscal Year
				Valuation for Expense Recognition
	Grant Date	Shares	Options
Prior year Issuances	December 29, 2005	6.61%	2.60%	$10,195
AT Executives Issuance	April 26, 2006	6.38%		$36,951	$2,010

Total		12.99%	2.60%	$47,146	$2,010

(A)—On a fully-diluted basis

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Nine Months Ended September 30, 2006—IPO Valuation
Nine Months Ended September 30, 2006—Probability-weighted Valuation
Six Months Ended June 30, 2006—IPO Valuation
Six Months Ended June 30, 2006—Probability-weighted Valuation